Exhibit 99.1

NICE Wins the Digital Innovation Award for Customer Experience Excellence

NICE CXone recognized in Ventana Research Digital Innovation Awards as technology vendor that best exemplifies innovation in applications and technologies that support digital customer engagement

Hoboken, N.J., July 5, 2022 – NICE (Nasdaq: NICE) today announced NICE CXone has won for Customer Experience excellence in the 15th Annual Ventana Research Digital Innovation Awards. The Digital Innovation Awards highlight technology providers that exemplify innovation and strive to create solutions that improve people, processes, information, and technology.

CXone is designed to create seamless digital customer experiences, addressing the full CXi landscape. With the unique capability to understand customer intent and optimal experiences with Enlighten XO, and inject knowledge across the customer journey, CXone allows organizations to build smart assistants with a data-driven approach and not based on guesswork.

As part of the judging process and methodology, Ventana Research examined case studies and submissions to evaluate nominated organizations’ leadership and outcomes using technology, the best practices it utilized, and the associated business impact and value. All types of organizations were invited to participate, and submissions spanned industries and organizations of all sizes across the world.

Paul Jarman, CEO, NICE CXone, stated, “Providing frictionless digital experiences is at the core of our innovation and we are honored to be recognized by Ventana Research. With our unique data and AI capabilities, our digital portfolio takes the guesswork out of the bot building process and is the only way to create the smart self-service experience that consumers demand.

“NICE is tackling the limitations of building chatbots head-on, by applying AI at scale to engineer better recognition and accuracy,” said Keith Dawson, Vice President and Research Director for CX at Ventana Research. “CXone is an example of innovation made real, in the service of smoother and more successful customer experiences.”

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

About Ventana Research
Ventana Research is the most authoritative and respected market research and advisory services firm. We provide insight and expert guidance on mainstream and disruptive technologies through a unique set of research-based offerings including benchmark research and technology evaluation assessments, education workshops and our research and advisory services, Ventana On-Demand. Our unparalleled understanding of the role of technology in optimizing business processes and performance and our best practices guidance are rooted in our rigorous research-based benchmarking of people, processes, information and technology across business and IT functions in every industry. This benchmark research plus our market coverage and in-depth knowledge of hundreds of technology providers means we can deliver education and expertise to our clients to increase the value they derive from technology investments while reducing time, cost and risk.

Ventana Research provides the most comprehensive analyst and research coverage in the industry; business and IT professionals worldwide are members of our community and benefit from Ventana Research’s insights, as do highly regarded media and association partners around the globe. Our views and analyses are distributed daily through blogs and social media channels including Twitter, Facebook, and LinkedIn. To learn how Ventana Research advances the maturity of organizations’ use of information and technology through benchmark research, education and advisory services, visit www.ventanaresearch.com.

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, chris.irwin-dudek@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Barry Cooper, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.